                                                                      EXHIBIT 99

HEALTHDYNE TECHNOLOGIES LOGO

                                                                   March 4, 1997

Dear Fellow Shareholder:

     We are pleased to inform you that, as of February 24, 1997, owners of more than 83% of Healthdyne Technologies' outstanding shares not owned by Invacare did not accept the Invacare offer. We believe that the offer results confirm the Board's unanimous view that Invacare's offer is grossly inadequate and should be rejected, particularly in light of Healthdyne Technologies' investment potential as an independent company.

     Notwithstanding these results, we fully expect Invacare to continue with its attempt to acquire your company at a "bargain" price and before we can realize the anticipated benefits of Healthdyne Technologies' promising new growth strategies. Thus, you may be receiving additional mailings and telephone calls from Invacare and its agents. Although we hope to minimize the volume of mail sent to you, we do not control Invacare and, in some cases, we may be required to provide you with additional important information.

     If you are among the majority of Healthdyne Technologies' owners who have not accepted the Invacare offer, we believe that you have made the correct decision and you need not take any further action. If, however, you are one of the few investors who have accepted the Invacare offer, you can still withdraw your shares by following the procedures described in the Invacare offer to purchase. If you need assistance in withdrawing your shares, please call Wayne Boylston, Vice President and Chief Financial Officer, at (770) 499-1212 (collect).

     We plan to minimize the cost of our mailings to you by avoiding unnecessary communications. However, you can rest assured that we shall keep you informed of all material new developments.

     You should know that your company's Board and management remain confident in their ability to create greater value for all Healthdyne Technologies' shareholders and we appreciate your continuing support and encouragement.

Very truly yours,

/s/Parker H. Petit                        /s/Craig B. Reynolds
Parker H. Petit                           Craig B. Reynolds
Chairman of the Board                     President and Chief Executive Officer


                   1255 Kennestone Circle - Marietta, Georgia
                  30066 - (770) 499-1212 - (770) 499-0117 FAX